                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

     /X/  Preliminary Proxy Statement

     / /  Confidential,  for Use of the  Commission  Only (as  permitted by Rule
          14a-6(e)(2))

     / /  Definitive Proxy Statement

     / /  Definitive Additional Materials

     / /  Soliciting Material Under Rule 14a-12

                        SUNSET FINANCIAL RESOURCES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                      WESTERN INVESTMENT HEDGED PARTNERS LP
                             WESTERN INVESTMENT LLC
                  WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                                ARTHUR D. LIPSON
                                MATTHEW S. CROUSE
                               JAMES S. SCHALLHEIM
                                 D. JAMES DARAS
                               MARSHALL W. COBURN
                                GERALD HELLERMAN
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

     Payment of Filing Fee (Check the appropriate box):

     /X/  No fee required.

     / /  Fee  computed on table below per Exchange  Act Rules  14a-6(i)(1)  and
          0-11.

     (1)  Title of each class of securities to which transaction applies:

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     (2)  Aggregate number of securities to which transaction applies:

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     (3)  Per unit  price  or other  underlying  value of  transaction  computed pursuant to Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4)  Proposed maximum aggregate value of transaction:

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     (5)  Total fee paid:

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     / /  Fee paid previously with preliminary materials:

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     / /  Check box if any part of the fee is offset as provided by Exchange Act
Rule  0-11(a)(2)  and identify the filing for which the  offsetting fee was paid previously.  Identify the previous filing by registration  statement  number, or the form or schedule and the date of its filing.

     (1)  Amount previously paid

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     (2)  Form, Schedule or Registration Statement No:

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     (3)  Filing Party:

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     (4)  Date Filed:

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                      WESTERN INVESTMENT HEDGED PARTNERS LP

                                __________, 2006

Fellow Stockholders:

         The attached  proxy  statement  and the  enclosed  GREEN proxy card are being furnished to you, the  stockholders of Sunset  Financial  Resources,  Inc.
("Sunset" or the "Company"),  in connection with the  solicitation of proxies by
Western  Investment  Hedged  Partners LP ("Western  Investment")  for use at the
special  meeting  of  stockholders  of  Sunset,   and  at  any  adjournments  or
postponements  thereof and any meeting  which may be called in lieu thereof (the
"Special Meeting"),  relating to the proposed merger involving Sunset and Alesco
Financial Trust  ("Alesco").  Pursuant to the attached proxy  statement,  we are soliciting proxies from holders of shares of Sunset common stock to vote AGAINST
Sunset's  proposed  merger with  Alesco,  and  specifically  to vote against the proposals  to  approve  the  issuance  of shares of Sunset  common  stock in the proposed merger and to adopt a new long-term incentive plan.

         The Special Meeting will be held on _________, 2006 at ____ a.m., local time, at _________________________________________.

         We urge you to  carefully  consider  the  information  contained in the attached  proxy  statement  and then support our efforts by signing,  dating and returning the enclosed GREEN proxy card today.  The attached proxy statement and the enclosed GREEN proxy card are first being  furnished to Sunset  stockholders on or about _________, 2006.

         If you have already voted for Sunset management's proposals relating to the proposed merger, you have every right to change your vote by signing, dating and returning a later dated proxy card.

         If you have any  questions  or require any  assistance  with your vote, please  contact  Innisfree  M&A  Incorporated,  which is assisting  us, at their address and toll-free number listed on the following page.

                           Thank you for your support,

                           Arthur D. Lipson
                           Western Investment Hedged Partners LP

--------------------------------------------------------------------------------

  IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GREEN PROXY CARD
 OR NEED ADDITIONAL COPIES OF WESTERN INVESTMENT'S PROXY MATERIALS, PLEASE CALL
          INNISFREE M&A INCORPORATED AT THE PHONE NUMBERS LISTED BELOW.

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022

                 STOCKHOLDERS CALL TOLL-FREE AT: (888) 750-5834
                BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

                     ADDITIONAL INFORMATION CAN BE FOUND AT:
                                WWW.FIXMYFUND.COM

--------------------------------------------------------------------------------

                         SPECIAL MEETING OF STOCKHOLDERS
                                       OF
                        SUNSET FINANCIAL RESOURCES, INC.

                            -------------------------

                                 PROXY STATEMENT
                                       OF
                      WESTERN INVESTMENT HEDGED PARTNERS LP

                            -------------------------

         PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

         Western Investment Hedged Partners LP ("Western Investment" or "we") is
a  significant  stockholder  of Sunset  Financial  Resources,  Inc.,  a Maryland
corporation ("Sunset" or the "Company"). Western Investment is writing to you in connection with the proposed merger (the "Merger")  involving  Sunset and Alesco
Financial  Trust  ("Alesco").  The Board of  Directors  of Sunset  (the  "Sunset
Board")  has  scheduled  a special  meeting of  stockholders  for the purpose of approving proposals related to the Merger (the "Special  Meeting").  The Special
Meeting is scheduled to be held on _________,  2006 at ____ a.m., local time, at
_________________________________________.  Western  Investment does not believe the  Merger  is in the best  interests  of the  stockholders  of  Sunset  and is therefore  soliciting  proxies  from the  stockholders  of  Sunset  AGAINST  the following Merger proposals:

         1. The  Company's  proposal to approve the issuance of shares of Sunset common stock pursuant to the Agreement and Plan of Merger, dated as of April 27,
2006  (the  "Merger  Agreement"),   by  and  among  Sunset,  Alesco  and  Jaguar
Acquisition Inc. ("Jaguar"),  a wholly-owned  subsidiary of Sunset,  pursuant to which Alesco will merge with and into Jaguar,  Jaguar will remain a wholly-owned subsidiary of Sunset and all outstanding shares of beneficial interest of Alesco will be converted into the right to receive 1.26 shares of Sunset common stock.

         2. The Company's proposal to adopt a new long-term  incentive plan, the terms of which will be  substantially  similar to the Alesco  plan that is being terminated  effective with the closing of the Merger,  and the implementation of which is contingent upon the closing of the Merger.

         Western   Investment,   Western   Investment  LLC  ("WILLC"),   Western
Investment  Institutional  Partners LLC ("WIIP"),  Western  Investment  Activism
Partners LLC ("WIAP"), Arthur D. Lipson, Matthew S. Crouse, James S. Schallheim,
D. James Daras,  Marshall W. Coburn and Gerald  Hellerman are members of a group
(the "Western Group") formed in connection with this proxy  solicitation and are
deemed  participants  in  this  proxy   solicitation.   See  "Other  Participant
Information."  This Proxy  Statement  and the GREEN  proxy card are first  being furnished to Sunset stockholders on or about _________, 2006.

         Sunset has set the record date for determining stockholders entitled to notice of and to vote at the Special  Meeting as  _________,  2006 (the  "Record
Date"). The principal executive offices of Sunset are located at 10245 Centurion
Parkway North, Suite 305, Jacksonville, Florida 32256. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Special
Meeting. As of the Record Date, there were ____________________ shares of common stock, $0.001 par value per share (the "Shares"),  reported to be outstanding by the  Company,  each Share  entitled  to one vote at the Special  Meeting.  As of
____________,  2006, the approximate date on which Western Investment expects to mail this Proxy Statement to the Sunset stockholders,  Western Investment, along with all of the participants in this solicitation,  are the beneficial owners of an aggregate of 1,022,300  Shares,  which  represent  approximately  9.7% of the votes  entitled  to be cast at the Special  Meeting.  The  participants  in this solicitation intend to vote such Shares AGAINST the Company's Merger proposals.

THIS  SOLICITATION IS BEING MADE BY WESTERN  INVESTMENT AND NOT ON BEHALF OF THE
BOARD OF DIRECTORS OR MANAGEMENT OF SUNSET.

WESTERN  INVESTMENT IS NOT AWARE OF ANY OTHER  MATTERS TO BE BROUGHT  BEFORE THE
SPECIAL MEETING.  SHOULD OTHER MATTERS, WHICH WESTERN INVESTMENT IS NOT AWARE OF
A  REASONABLE  TIME  BEFORE  THIS  SOLICITATION,  BE BROUGHT  BEFORE THE SPECIAL
MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GREEN PROXY CARD WILL VOTE
ON SUCH MATTERS IN THEIR DISCRETION.

WESTERN  INVESTMENT  URGES YOU TO SIGN,  DATE AND  RETURN  THE GREEN  PROXY CARD
AGAINST THE COMPANY'S MERGER PROPOSALS.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY SUNSET  MANAGEMENT TO SUNSET,
YOU MAY REVOKE THAT PROXY AND VOTE  AGAINST THE  COMPANY'S  MERGER  PROPOSALS BY
SIGNING,  DATING AND RETURNING THE ENCLOSED  GREEN PROXY CARD.  THE LATEST DATED
PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO
THE SPECIAL  MEETING BY  DELIVERING A WRITTEN  NOTICE OF  REVOCATION  OR A LATER
DATED PROXY FOR THE SPECIAL  MEETING TO WESTERN  INVESTMENT,  C/O  INNISFREE M&A
INCORPORATED,  WHICH IS ASSISTING IN THIS  SOLICITATION,  OR TO THE SECRETARY OF
SUNSET (WITH A COPY TO INNISFREE M&A  INCORPORATED),  BY VOTING IN PERSON AT THE
SPECIAL  MEETING  OR BY  AUTHORIZING  ANOTHER  PROXY  BY  TELEPHONE  OR OVER THE
INTERNET, TO THE EXTENT PERMITTED.

                                      -2-

                                    IMPORTANT

         YOUR VOTE IS  IMPORTANT,  NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.
WESTERN  INVESTMENT  URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY
CARD TODAY TO VOTE AGAINST THE COMPANY'S MERGER PROPOSALS.

         Western  Investment  does not  believe  that the  Merger is in the best interest of the  Company's  stockholders.  A vote AGAINST the  Company's  Merger proposals  will  enable you - as the owners of Sunset - to send a message to the
Sunset Board that you are committed to maximizing the value of your Shares.

o        If your Shares are  registered  in your own name,  please sign and date the enclosed GREEN proxy card and return it to Western Investment,  c/o
         Innisfree M&A Incorporated, in the enclosed envelope today.

o        If any of your Shares are held in the name of a brokerage  firm,  bank, bank nominee or other  institution on the Record Date, only it can vote such  Shares  and only  upon  receipt  of your  specific  instructions.
         Accordingly, please contact the person responsible for your account and instruct  that  person to execute on your  behalf the GREEN proxy card.
         Western Investment urges you to confirm your instructions in writing to the person  responsible  for your account and to provide a copy of such instructions to Western Investment, c/o Innisfree M&A Incorporated, who
         is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022

                 STOCKHOLDERS CALL TOLL-FREE AT: (888) 750-5834
                BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

                     ADDITIONAL INFORMATION CAN BE FOUND AT:
                                WWW.FIXMYFUND.COM

                                 PROPOSAL NO. 1

                 APPROVAL OF PROPOSAL TO ISSUE SHARES OF SUNSET

         You are being  asked by Sunset,  in its Proxy  Statement  /  Prospectus filed  with  the  Securities  and  Exchange  Commission  on June 14,  2006  (the
"Management Proxy Statement"), to approve the issuance of Shares to stockholders of  Alesco  in  connection  with the  proposed  Merger.  The  Merger  cannot  be consummated  without  Sunset  stockholder  approval  of such  issuance.  For the reasons  discussed  below,  we oppose the proposed  Merger.  To that end, we are soliciting your proxy to vote AGAINST Proposal No. 1.

                   REASONS TO VOTE AGAINST THE PROPOSED MERGER

         The  following  are the  primary  reasons  why we believe  stockholders should vote AGAINST the issuance of Shares to Alesco  stockholders in connection with the proposed Merger.

         WE URGE YOU TO DEMONSTRATE  YOUR  OPPOSITION TO THE PROPOSED MERGER AND
SEND A MESSAGE TO THE SUNSET BOARD THAT THE  PROPOSED  MERGER IS NOT IN THE BEST
INTEREST  OF THE  SUNSET  STOCKHOLDERS  BY  SIGNING,  DATING AND  RETURNING  THE
ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE.

WE BELIEVE THAT THE PROPOSED  EXCHANGE RATIO IN THE MERGER IS UNFAIR TO SUNSET'S
STOCKHOLDERS

         Under the terms of the  proposed  Merger,  stockholders  of Alesco will receive 1.26 Shares of Sunset for each share of Alesco that they own. We believe that there are two numbers that clearly  demonstrate that the proposed  exchange ratio  of 1.26  Sunset  Shares  for each  Alesco  share is  unfair  to  Sunset's stockholders:

         SUNSET'S BOOK VALUE PER SHARE AT MARCH 31, 2006:  $10.42

         ALESCO'S BOOK VALUE PER SHARE AT MARCH 31, 2006:  $9.40

         So why is Sunset, a public company, paying a premium to stockholders of
Alesco, a private company?

         Based on the  companies'  respective  book values at March 31, 2006 and the proposed 1.26 exchange ratio, Sunset is effectively paying $13.13 per share, a staggering 40% premium to Alesco's book value,  for a private company (1) that
just   commenced   operations  at  the  end  of  January  2006,  (2)  for  which sophisticated  investors,  in a private offering of Alesco's  shares,  paid only
$10.00  per  share on  January  31,  2006,  and (3) whose  book  value has since decreased  to an estimated  $8.92 per share at June 30,  2006,  as stated in the
Management  Proxy  Statement.  Plus,  the exchange  ratio would become even less favorable to Sunset's stockholders if the principal balance of Sunset's Peerless commercial loan, which had approximately $12.4 million outstanding as of May 31,
2006 and  matured as of June 8, 2006,  is not  reduced to $8 million by July 31,
2006. We believe that this loan has not been repaid or reduced to $8 million.

                                      -4-

         As stated in the  Management  Proxy  Statement,  the book  value of the combined  company  would be $7.77.  Sunset's  stockholders  would own 42% of the combined company and only 35% if the self-tender  offer described below is fully subscribed.  Sunset and Alesco  management  can make all the promises  they want about  how  their new  investment  strategy  will  create  value  and  result in increased  returns  to  Sunset's  stockholders,  but how long will it take until
Sunset's  stockholders  are able to recover from the  substantial  dilution they would suffer as a result of the Merger?

         Of course,  if Sunset's  stockholders do not like the proposed  Merger, they have the option to tender  their  Shares to the Company at $8.74 per Share.
We believe there are two problems with this option.  First, it is only available to holders of less than 30% of Sunset's  Shares.  Second,  do you  believe  that tendering  your  Shares at a  significant  discount to book value is a viable or attractive option?

         You have another option - vote NO to the Company's Merger proposals.

WE BELIEVE THAT THE MERGER IS NOT IN THE BEST INTEREST OF SUNSET'S STOCKHOLDERS

         In Sunset's first quarter  earnings call held on May 10, 2006 (the "May
10 Conference  Call"),  Sunset's  management  claimed that Sunset explored three alternatives  for  the  Company  before  deciding  to  pursue  the  Merger:  (1)
liquidating the Company; (2) continuing its existing business;  and (3) pursuing a  strategic  transaction  such  as the  Merger.  We  believe  that  the  Merger represents  a poor  choice by Sunset's  Board and  management  that  displays an alarming lack of concern for stockholder interests.

         We believe  that the reason  the  Merger was  pursued is that  Sunset's
Board and  management  are not properly  committed  to Sunset's  business or its
stockholders.   The  current  Sunset  Board  members  and  management   combined
beneficially  own only 1% of the Company,  as reported in the  Management  Proxy
Statement.  The majority of their Shares was not  acquired  with their  personal funds,  but was  awarded to them in the form of  options  and  restricted  stock grants. We believe that the lack of significant  actual ownership of the Company by the Sunset Board and management  contributed to their willingness to pursue a course of action that we believe does not maximize the value of Sunset's  Shares and is not in the best interest of stockholders.

         Furthermore,  as  disclosed  by  Sunset's  management  in  an  investor presentation,  Sunset's executive  officers who have employment  agreements with the Company could receive approximately a $2.3-$2.7 million severance package in the aggregate as a result of the Merger. This amount includes severance payments to George Deehan,  Sunset's Chief Executive Officer,  and Stacy Riffe, its Chief
Financial Officer, who have served in their respective positions for a matter of months.  As discussed in the May 10 Conference  Call,  these severance  payments adversely  affect the  valuation of the Sunset  Shares,  thereby  worsening  the exchange ratio in the Merger and the dilution suffered by Sunset's stockholders.
Accordingly,  we believe that  Sunset's  management  may be advancing  their own interests in the Merger at the expense of stockholders.

                                      -5-

         Given their lack of significant actual ownership of the Company and the severance payments described above, we are not surprised that Sunset's Board and management  have  thrown  their  support  behind the Merger  rather  than try to turnaround a company that we believe has been grossly mismanaged.

WE HAVE GRAVE CONCERNS  REGARDING THE COMBINED  COMPANY'S  BUSINESS AND ALESCO'S
BUSINESS AND MANAGEMENT STRUCTURE

         We question the wisdom of the Sunset Board's  decision to fundamentally change Sunset's  investment strategy to invest in what we believe to be a highly leveraged  portfolio  of  credit-sensitive  assets at this point in the business cycle.  Our concerns were further  heightened  after having read the alarming 29
PAGES of risk factors in the Management  Proxy Statement  relating to the Merger and the combined  company's  business.  These risks,  which are  identified  and described in great detail by Sunset in the Management Proxy Statement, include:

         o        THERE ARE SUBSTANTIAL  COSTS  ASSOCIATED WITH THE MERGER.  The
                  Management  Proxy Statement  states that Alesco and Sunset are expected  to incur  costs and  expenses  of  approximately  $9 million  in  connection  with  the  Merger.  These  costs  and expenses  include change of control,  severance,  stay bonuses and other benefit  payments,  fees relating to the termination of contractual obligations, investment banking expenses, legal and accounting fees and other related charges. We believe that the  share of the $9  million  in costs to be borne by  Sunset stockholders,  on top of what we  believe  to be the  inferior economics of the  transaction,  is too steep of a price to ask
                  Sunset stockholders to pay for this deal.

         o        THERE  ARE  NUMEROUS  RISKS  AND  CONFLICTS   ASSOCIATED  WITH
                  ALESCO'S MANAGEMENT STRUCTURE.  As described in the Management
                  Proxy Statement, these include:

                  o        Members of Alesco's  management  team have  competing
                           duties to other  entities.  We believe it is possible
                           that these competing duties could result in decisions
                           that are not in the best  interests of  stockholders.
                           Alesco's top  executives  (who would become  Sunset's
                           top  executives  following  completion of the Merger)
                           also serve as executive officers of Alesco's external
                           manager,   Cohen   Brothers   (and,  in  some  cases,
                           affiliates of Cohen  Brothers),  and are  accordingly
                           not  exclusively  dedicated to Alesco's  business and
                           investment activities.  The amount of time they spend
                           on other existing and future  business and investment
                           activities could be material.

                  o        Alesco's management agreement with Cohen Brothers was
                           negotiated  between related  parties.  We do not know
                           whether  the  terms  of  this  management  agreement,
                           including the fees payable to Cohen  Brothers  (which
                           include both a management and incentive  fee), are as
                           favorable   as  they   would  be  if  they  had  been
                           negotiated  with  an  unaffiliated  third  party.  In
                           addition, the incentive fee payable to Cohen Brothers
                           under the management  agreement may induce it to make
                           riskier investments.

                                      -6-

                  o        Cohen  Brothers,  which  is  solely  responsible  for
                           managing  Alesco's   portfolio,   owes  no  fiduciary
                           obligation to stockholders.

                  o        There  are   conflicts   of   interest   in  Alesco's
                           relationship  with Cohen  Brothers.  We believe it is
                           possible  that  these  conflicts  of  interest  could
                           result  in  decisions   that  are  not  in  the  best
                           interests of stockholders.  Cohen Brothers is subject
                           to  conflicts  in  the   allocation   of   investment
                           opportunities.  Affiliates  of  Cohen  Brothers  have
                           overlapping  investment objectives with Alesco, which
                           could cause  Alesco to forego  attractive  investment
                           opportunities.   Cohen  Brothers  may  allocate  such
                           investment  opportunities without considering what is
                           in the best interest of stockholders.

         o        ALESCO AND COHEN BROTHERS HAVE LITTLE  EXPERIENCE  OPERATING A
                  REIT,  AND  ALESCO'S  ABILITY  TO PURSUE  ITS CORE  INVESTMENT
                  STRATEGY MAY BE LIMITED.  Two of Sunset's  stated  reasons for the  Merger  are the  access to the  financial  expertise  and management experience of Cohen Brothers and the opportunity to adopt a new investment strategy.  Yet, the Company admits that
                  Cohen  Brothers  has  limited  experience  in managing a REIT.
                  Also, although the combined company intends to pursue Alesco's investment strategy focused on trust preferred securities,  or
                  TruPS,  issued by banks and insurance companies (Sunset claims that  Cohen  Brothers  is a market  leaders  in TruPS in these sectors, with over $7.0 billion of its $17.0 billion in assets under management invested in these securities),  middle market loans and residential mortgage backed securities,  the Company admits  that  the  combined  company  will be  limited  in its ability to acquire TruPS and  leveraged  loans or maintain its investments  in  these  assets,  which  form  a core  part  of
                  Alesco's investment strategy.

         o        ALESCO  NEEDS TO OBTAIN  ADDITIONAL  CAPITAL  TO  EXECUTE  ITS
                  BUSINESS PLAN AND FUND ITS GROWTH IN THE NEAR TERM.  According
                  to  the  Management  Proxy  Statement,   Alesco  has  deployed
                  substantially  all of the net  proceeds  of its  January  2006 offering  and a  significant  portion of the $1.75  billion of funds available under its three warehouse lines, and currently has no commitments for any additional financings.  If it fails to obtain needed  additional  financing,  the Management Proxy
                  Statement  states that its  ability to execute its  investment and growth  strategies  would be  adversely  affected.  Sunset believes that the combined  company will have the  "potential"
                  for  greater  access to  credit  markets  and that  securities
                  analysts  and   institutional   investors  will  have  greater
                  interest  in the  combined  company,  making  it  "potentially easier"  for the  combined  entity  to raise  capital  on more favorable  terms.  Are you  willing to take this chance on the combined company's "potential"?

WE BELIEVE THAT SUNSET SHOULD PURSUE ITS STANDALONE BUSINESS PLAN

         As a  stockholder  of  Sunset,  we  believe  you  should  have  another alternative. Western Investment believes that Sunset should hold its 2006 annual meeting of stockholders, which we believe is long overdue, concurrently with the
Special  Meeting.  Doing so would  give  Sunset  stockholders,  in the event the

                                      -7-

Merger proposals are defeated, an opportunity to express their confidence in the
Company's existing directors or to replace them with directors that stockholders believe would be more responsive to their interests. In addition, it would avoid the additional solicitation and mailing costs that Sunset would incur if it were to hold the annual meeting at a separate  time. We intend to nominate  directors for  election  at the  annual  meeting to give  stockholders  a choice as to the future  direction for their company.  The Western Group, as the largest group of stockholders of Sunset, shares your interest in the maximization of the value of your Shares.

         We have had  discussions  with  Michael  Tokarz  regarding  his (or his affiliate) managing all or a portion of Sunset's portfolio.  Mr. Tokarz has over
30 years of lending and investment experience, including, currently, as Chairman and Portfolio  Manager of MVC Capital (NYSE:  MVC), a publicly  traded  business development  company  that makes  private  debt and equity  investments;  and as
Chairman of The Tokarz  Group,  a private  merchant  bank that he founded;  and, formerly,  as a General Partner with Kohlberg Kravis Roberts & Co. (KKR), one of the world's most experienced private equity firms. We believe that Mr. Tokarz is a superior portfolio manager with an exceptional record.

         If our  nominees  are elected to the Sunset  Board at  Sunset's  annual meeting,  their plan is to engage in negotiations  with Mr. Tokarz regarding his managing of all or a portion of the Sunset portfolio,  and any agreement that is reached with Mr. Tokarz to manage the Company's assets would be submitted to the newly reconstituted  Sunset Board for its approval.  Sunset's portfolio would be managed in accordance with applicable tax and securities laws relating to REITs, and  it is our  present  intention  that  any  significant  change  in  Sunset's investment  strategy that Mr. Tokarz deems  advisable  would be subject to prior stockholder approval.  This is in stark contrast to the current Sunset Board and management  team,  which  effected a fundamental  change in Sunset's  investment strategy by entering into an interim management agreement with Cohen Brothers to transition  Sunset's  assets into assets  consistent  with  Alesco's  investment strategy,  without first obtaining stockholder  approval.  There is no assurance that we will be able to meet  with or  reach a  definitive  agreement  with  Mr.
Tokarz,  or with respect to the returns that Mr. Tokarz would be able to achieve if he or an  affiliate  of his is  retained.  If we are  unable to  finalize  an agreement with Mr. Tokarz,  our plan is to work closely with current  management in an effort to improve management's performance and Sunset's investment returns and also may seek to retain another highly qualified person or persons to manage all or a portion of Sunset's  portfolio.  There is no assurance that the actions described above will take place or be implemented if our nominees are elected.

         We believe that our alternative  plan of action would avoid many of the costs  associated with a liquidation of Sunset (one of the options  discussed in the  May  10  Conference  Call)  and  the  substantial  dilution  that  Sunset's stockholders  would  suffer in the Merger.  We believe that there is value to be realized for stockholders in Sunset's  existing  business,  but that the Company needs a dedicated  and stable  board and  management  team to help it unlock its potential.  We believe what is needed now is not the radical change in direction and uncertainty that the Merger would create, but better management.

         For the reasons  discussed  above,  we believe the proposed Merger does not  represent the best means for Sunset  stockholders  to maximize the value of their Shares.  There can be no assurance  that our suggested  alternative to the

                                      -8-

proposed  Merger as  described  above would  improve the  Company's  business or otherwise enhance stockholder value.

         If you  share  our  concerns,  then we urge you to vote NO to  Sunset's
Merger proposals.

WESTERN  INVESTMENT IS DETERMINED TO STOP THE PROPOSED MERGER. OUR OPPOSITION IS
BASED ON OUR FIRM  COMMITMENT TO STOCKHOLDER  VALUE AND OUR FIRM BELIEF THAT THE
PROPOSED MERGER IS NOT IN THE BEST INTEREST OF SUNSET STOCKHOLDERS. WE THEREFORE
URGE YOU TO VOTE  YOUR  GREEN  PROXY  CARD  AGAINST  THE  ISSUANCE  OF SHARES IN
CONNECTION WITH THE PROPOSED MERGER.

                                      -9-

                                 PROPOSAL NO. 2

                PROPOSAL TO ADOPT A NEW LONG-TERM INCENTIVE PLAN

         You are  being  asked by Sunset to  approve a  proposal  to adopt a new long-term incentive plan in connection with the proposed Merger. For the reasons discussed above, we oppose the proposed  Merger.  To that end, we are soliciting your proxy to vote AGAINST Proposal No. 2.

         WESTERN INVESTMENT URGES YOU TO VOTE AGAINST SUNSET'S PROPOSAL TO ADOPT
A NEW LONG-TERM INCENTIVE PLAN, THE TERMS OF WHICH WILL BE SUBSTANTIALLY SIMILAR
TO THE ALESCO PLAN THAT IS BEING  TERMINATED  EFFECTIVE  WITH THE CLOSING OF THE
MERGER,  AND THE  IMPLEMENTATION  OF WHICH IS CONTINGENT UPON THE CLOSING OF THE
MERGER.

                                      -10-

                CERTAIN INFORMATION REGARDING THE PROPOSED MERGER

         In accordance  with the Merger  Agreement,  Alesco would merge with and into Jaguar and Jaguar would remain a wholly-owned  subsidiary of Sunset. If the
Merger is completed,  stockholders of Alesco would receive 1.26 Shares of Sunset for each share of Alesco that they own at the effective  time of the Merger.  In connection  with the  proposed  Merger,  Sunset will  commence a tender offer to purchase  $25  million  of its  Shares  for  $8.74  per  Share or  approximately
2,860,411  Sunset  Shares.  The  exchange  ratio of 1.26 Sunset  Shares for each
Alesco share,  and the $25 million  repurchase  amount and the $8.74  repurchase price in the tender offer, are subject to adjustment if the principal balance of
Sunset's Peerless  commercial loan exceeds $8 million at July 31, 2006. Based on disclosure  provided in the Management Proxy  Statement,  upon completion of the
Merger,  Sunset  stockholders  would  own  approximately  42%  of  the  combined company's shares (35% if the tender offer is fully subscribed).

         At the effective time of the Merger,  Sunset is required to ensure that each  option to purchase  Sunset  Shares and all  warrants  to  purchase  Sunset
Shares,  whether  or not  exercisable  at the  effective  time of the Merger and regardless of the exercise price thereof, will be canceled,  effective as of the effective time of the Merger, in exchange for the right to receive a single lump sum  distribution,  equal to the product of the number of Shares subject to such option or warrant, as applicable, immediately prior to the effective time of the
Merger,  whether or not vested or exercisable,  and the excess, if any, of $8.74 over the  exercise  price per share of such option or warrant.  If the  exercise price per share of any such option or warrant is equal to or greater than $8.74, such option or warrant will be canceled without any cash payment.

         Sunset stockholders are not entitled to dissenters' rights of appraisal for their Shares in connection with the Merger.

         The  foregoing  description  is not  complete  and is  qualified in its entirety  by  reference  to the  full  text of the  Merger  Agreement,  which is attached  to the  Management  Proxy  Statement,  as  well as  other  information concerning the Merger set forth in the Management Proxy Statement.

                                      -11-

                           VOTING AND PROXY PROCEDURES

         Only  stockholders  of record on the Record  Date will be  entitled  to notice of and to vote at the  Special  Meeting.  Each Share is  entitled  to one vote.  Stockholders  who sell Shares  before the Record  Date (or  acquire  them without  voting  rights  after  the  Record  Date)  may not  vote  such  Shares.
Stockholders  of record on the Record Date will retain  their  voting  rights in connection  with the Special  Meeting  even if they sell such  Shares  after the
Record  Date.  Based  on  publicly  available  information,  Western  Investment believes that the only  outstanding  class of  securities of Sunset  entitled to vote at the Special Meeting is the Shares.

         Shares represented by properly executed GREEN proxy cards will be voted at the Special  Meeting as marked and, in the absence of specific  instructions, will be voted  AGAINST the  proposal to approve the issuance of shares of Sunset common stock in  connection  with the Merger and AGAINST the proposal to adopt a new  long-term  incentive  plan and, in the  discretion  of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

         If your  Shares are held in a stock  brokerage  account or by a bank or other nominee, you are considered the beneficial owner of Shares held in "street name." These proxy  materials  are being  forwarded to you by your broker who is considered,  with respect to those Shares,  the  stockholder  of record.  As the beneficial  owner, you have the right to direct your broker to vote your Shares, and your broker or nominee  has  enclosed a voting  instruction  card for you to use. If your Shares are held by a broker or nominee,  please  return your voting card as early as possible to ensure that your shares will be voted in accordance with your  instructions.  You are also  invited to attend the  Special  Meeting;
however,  since you are not the  stockholder  of record,  you may not vote these shares in person at the meeting  without prior  arrangement  with your brokerage firm.

QUORUM

         In order to conduct any business at the Special Meeting,  a quorum must be present in person or represented by valid proxies.  The presence in person or by proxy of holders of a majority of the outstanding  Shares entitled to vote at the Special  Meeting  constitutes  a quorum.  All Shares  that are voted  "FOR",
"AGAINST" or "ABSTAIN" on any matter will count for purposes of  establishing  a quorum (the "Votes Present").

VOTES REQUIRED FOR APPROVAL

         The  approval  of the  issuance  of shares of  Sunset  common  stock in connection  with the Merger and the  approval of the  long-term  incentive  plan require the affirmative vote of the holders of a majority of Shares cast on each proposal,  in person or by proxy, provided that the holders of a majority of the
Shares  entitled  to vote are  present.  Stockholders  may cast  their  votes by marking the ballot at the Special Meeting, by submitting a proxy by telephone or over the internet,  to the extent permitted,  or by specific voting instructions sent with a signed proxy to either  Western  Investment in care of Innisfree M&A
Incorporated  at the address set forth on the back cover of this Proxy Statement or to Sunset at 10245 Centurion Parkway North, Suite 305, Jacksonville,  Florida
32256 or any other address provided by Sunset.

                                      -12-

ABSTENTIONS

         Abstentions  will count as Votes Present for the purpose of determining whether a quorum is  present.  Abstentions  will not be treated as votes cast on any proposal set forth in this Proxy Statement.  Accordingly, Western Investment believes that  abstentions will have no effect upon the outcome of voting on the proposals set forth in this Proxy Statement.

BROKER NON-VOTES

         Shares held in street name that are present by proxy will be considered as Votes Present for the purpose of determining whether a quorum is present. The term "broker  non-vote"  refers to Shares held in street name that are not voted with respect to a particular matter,  generally because the beneficial owner did not give any  instructions  to the broker as to how to vote such  Shares on that matter,  and the broker is not  permitted  under  applicable  rules to vote such
Shares in its  discretion  because of the subject  matter of the  proposal,  but whose Shares are present on at least one matter. Such Shares shall be counted as
Votes Present for the purpose of determining whether a quorum is present. Broker non-votes  will not be counted as votes cast with respect to matters as to which the record  holder has  expressly  not voted.  Accordingly,  Western  Investment believes that broker non-votes will have no effect upon the outcome of voting on the proposals set forth in this Proxy Statement.

REVOCATION OF PROXIES

         Stockholders  of Sunset may revoke  their  proxies at any time prior to exercise  by  attending  the  Special  Meeting  and  voting in person  (although attendance  at  the  Special  Meeting  will  not in  and  of  itself  constitute revocation of a proxy),  by  authorizing  another proxy by telephone or over the internet,  to the  extent  permitted,  or by  delivering  a  written  notice  of revocation.  The  delivery  of a  subsequently  dated  proxy  which is  properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Western  Investment in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy  Statement or to Sunset at 10245 Centurion Parkway North, Suite 305, Jacksonville,  Florida 32256 or any
other  address  provided  by  Sunset.  Although a  revocation  is  effective  if delivered to Sunset,  Western  Investment  requests  that either the original or photostatic copies of all revocations be mailed to Western Investment in care of
Innisfree  M&A  Incorporated  at the address set forth on the back cover of this
Proxy Statement so that Western  Investment will be aware of all revocations and can more  accurately  determine if and when proxies have been  received from the holders of record on the Record  Date of a majority of the  outstanding  Shares.
Additionally,  Innisfree M&A  Incorporated  may use this  information to contact stockholders  who have  revoked  their  proxies in order to solicit  later dated proxies against the Company's proposals in connection with the Merger.

IF YOU WISH TO VOTE  AGAINST THE  COMPANY'S  PROPOSALS  IN  CONNECTION  WITH THE
MERGER,  PLEASE SIGN,  DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN
THE POSTAGE-PAID ENVELOPE PROVIDED.

                                      -13-

                             SOLICITATION OF PROXIES

         The  solicitation of proxies  pursuant to this Proxy Statement is being made by  Western  Investment.  Proxies  may be  solicited  by  mail,  facsimile, telephone, telegraph, Internet, in person and by advertisements.

         Western  Investment  has entered into an agreement  with  Innisfree M&A
Incorporated  for  solicitation  and advisory  services in connection  with this solicitation,  for which  Innisfree M&A  Incorporated  will receive a fee not to exceed $__________, together with reimbursement for its reasonable out-of-pocket expenses,  and will be indemnified  against  certain  liabilities  and expenses, including certain  liabilities under the federal securities laws.  Innisfree M&A
Incorporated  will  solicit  proxies  from  individuals,  brokers,  banks,  bank nominees and other  institutional  holders.  Western  Investment  has  requested banks,  brokerage  houses and other  custodians,  nominees  and  fiduciaries  to forward all solicitation  materials to the beneficial  owners of the Shares they hold of record. Western Investment will reimburse these record holders for their reasonable  out-of-pocket expenses in so doing. It is anticipated that Innisfree
M&A  Incorporated  will  employ  approximately  40  persons  to  solicit  Sunset stockholders for the Special Meeting.

         The entire expense of soliciting  proxies will be borne by WILLC. Costs of this  solicitation  of proxies are  currently  estimated to be  approximately
$__________.  Western  Investment  estimates  that through the date hereof,  its expenses in connection with this solicitation are approximately $___________.

                          OTHER PARTICIPANT INFORMATION

         Each member of the Western Group is a participant in this solicitation.
Arthur D. Lipson is the managing member of WILLC, a Delaware  limited  liability company.  WILLC is the general  partner of Western  Investment  and the managing member of WIIP,  a Delaware  limited  liability  company,  and WIAP,  a Delaware limited liability company.  The principal business of Western  Investment,  WIIP and  WIAP  is  acquiring,  holding  and  disposing  of  investments  in  various companies.  The principal  business  address of Mr. Lipson,  Mr. Crouse,  WILLC,
Western  Investment,  WIIP  and  WIAP is c/o  Western  Investment  LLC,  2855 E.
Cottonwood Parkway,  Suite 110, Salt Lake City, UT 84121. The principal business address of Mr. Schallheim is c/o University of Utah, Department of Finance, 1645
E.  Campus  Center  Drive,  Rm. 109,  Salt Lake City,  UT 84112.  The  principal business address of Mr. Daras is c/o  Inter-Atlantic  Group, 400 Madison Avenue,
16th Floor, New York, NY 10017. The principal  business address of Mr. Coburn is
1000 South Pointe Drive #1402,  Miami Beach,  FL 33139.  The principal  business address of Mr. Hellerman is 10965 Eight Bells Lane, Columbia, MD 21044.

         As of the Record Date, Western  Investment,  WIIP and WIAP beneficially
owned   305,300,   633,300  and  77,700   Shares,   respectively,   constituting
approximately  2.9%,  6.0% and 0.7%,  respectively,  of the votes entitled to be
cast  at  the  Special   Meeting.   Mr.  Lipson  directly  owned  6,000  Shares,
constituting  less  than 1% of the  votes  entitled  to be  cast at the  Special
Meeting.  As the  general  partner or  managing  member,  as the case may be, of
Western  Investment,  WIIP and WIAP, WILLC may be deemed to beneficially own the
1,016,300 Shares owned in the aggregate by Western Investment, WIIP and WIAP. As

                                      -14-

the managing member of WILLC,  Mr. Lipson may be deemed to beneficially  own the
1,016,300  Shares  beneficially  owned by WILLC, in addition to the 6,000 Shares owned  directly by Mr.  Lipson.  Each of WILLC and Mr.  Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Western  Investment,  WIIP and WIAP by virtue of their  respective  positions described above. Currently,  none of Messrs. Crouse,  Schallheim,  Daras, Coburn and Hellerman beneficially owns any Shares.

         The  principal  business of WILLC is acting as the general  partner and managing member, as the case may be, of Western  Investment,  WIIP and WIAP. The principal  occupation of Mr. Lipson is acting as managing  member of WILLC.  The principal business of Western  Investment,  WIIP and WIAP is acquiring,  holding and disposing of investments in various companies.  The principal  occupation of
Matthew S.  Crouse is serving as a  portfolio  manager at WILLC.  The  principal occupation  of James S.  Schallheim  is serving as a Professor of Finance at the
University of Utah.  The principal  occupation of D. James Daras is serving as a
Partner of Inter-Atlantic  Group, a money manager  specializing in the financial services sector. The principal  occupation of Marshall W. Coburn is serving as a
General Partner and the President of Diversified  Income  Strategies  Management
Company,  a  mortgage-related  hedge fund.  The  principal  occupation of Gerald
Hellerman is providing  financial and corporate  consulting services through his privately-owned firm, Hellerman Associates.

         Except as set forth in this Proxy  Statement,  no  participant  in this solicitation  has a  substantial  interest,  direct  or  indirect,  by  security holdings or otherwise, in any matter to be acted on at the Special Meeting.

         On December 1, 2005,  the members of the Western  Group  entered into a
Joint Filing and Solicitation  Agreement in which,  among other things,  (a) the parties  agreed to the joint filing on behalf of each of them of  statements  on
Schedule 13D with respect to the securities of Sunset to the extent  required by applicable law, (b) the parties agreed to solicit proxies or written consents in favor of the election of Western Investment's director nominees at the Company's
2006 annual meeting of stockholders (the  "Solicitation"),  and (c) WILLC agreed to bear all expenses incurred in connection with the Western Group's activities, including  approved  expenses  incurred by any of the parties in connection with the  Solicitations,  subject  to  certain  limitations.  WILLC  intends  to seek reimbursement  from  Sunset of all  expenses  it incurs in  connection  with the
Solicitation. WILLC does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

                                      -15-

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         Western  Investment is unaware of any other matters to be considered at the Special Meeting.  However, should other matters, which Western Investment is not aware of a reasonable time before this  solicitation,  be brought before the
Special  Meeting,  the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

         Western  Investment  has  omitted  from this  Proxy  Statement  certain disclosure required by applicable law that is already included in the Management
Proxy  Statement.   This  disclosure  includes,  among  other  things,  detailed information  relating to the background,  reasons for, terms and consequences of the Merger,  including risk factors,  financial and pro forma  information,  tax consequences,  accounting treatment, description of business conducted by Sunset and Alesco,  description  and share  price  information  of the common  stock of
Sunset,  comparison of rights of holders of shares of common stock of Sunset and common  shares of Alesco,  and interests of officers and directors of Sunset and
Alesco in the Merger. The Management Proxy Statement also includes disclosure on deadlines  and  procedures  for  submitting  proposals  at Sunset's  next annual meeting of stockholders under Rule 14a-8 of the Securities Exchange Act of 1934, as amended,  and outside the processes of Rule 14a-8.  Stockholders should refer to the  Management  Proxy  Statement  in order to review  this  disclosure.  See
Schedule I for information  regarding  persons who beneficially own more than 5%
of the Shares and the ownership of the Shares by the management of Sunset.

         The information  concerning  Sunset and Alesco  contained in this Proxy
Statement  and the  Schedule  attached  hereto has been taken from,  or is based upon, publicly available information.

                           WESTERN INVESTMENT HEDGED PARTNERS LP

                           ______________, 2006

                                      -16-

                                   SCHEDULE I
                                   ----------

 THE FOLLOWING TABLE IS REPRINTED FROM THE MANAGEMENT PROXY STATEMENT FILED WITH
            THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2006.

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                              MANAGEMENT OF SUNSET

         The   following   table  and  the  notes  thereto  sets  forth  certain
information  with respect to the beneficial  ownership of Sunset common stock as of [______],  2006 by (1) each person known by Sunset to own  beneficially  more than 5% of Sunset's  outstanding  common stock, (2) each current  director,  (3)
each named  executive  officer,  and (4) all  current  directors  and  executive officers as a group.  The number of shares  beneficially  owned by each  entity, person,  director or executive officer is determined under the rules of the SEC, and the  information is not necessarily  indicative of beneficial  ownership for any other purpose. Under such rules,  beneficial ownership includes any stock as to which the individual has the sole or shared voting power or investment  power and also any stock that the  individual  has a right to acquire as of [_______],
2006 (60 days after [_________],  2006) through the exercise of any share option or other  right.  Unless  otherwise  indicated,  each person has sole voting and investment  power (or shares such powers  with his spouse)  with  respect to the stock set forth in the following table.

                                                          Amount and Nature of
Name                                                      Beneficial Ownership       Percent of Class(1)
------------------------------------------------------  ------------------------  -------------------------
NWQ Investment Management Company, LLC
     2049 Century Park East
     16th Floor
     Los Angeles, CA 90067                                     1,096,339(2)                  10.4%

Western Investment LLC
     2855 East Cottonwood Parkway
     Suite 110
     Salt Lake City, UT 84121                                  1,016,300(3)                   9.7%

Thomas Bruce Akin
     c/o Talkot Crossover Fund, L.P.
     2400 Bridgeway, Suite 300
     Sausalito, CA 94965                                         966,500(4)                   9.2%

Mercury Real Advisors LLC
     100 Field Point Road
     Greenwich, CT 06830                                         628,100(5)                   6.0%

Teachers Insurance and Annuity Association of America
     730 Third Avenue
     New York, NY 10017                                          622,299(6)                   5.9%

Byron L. Boston                                                   60,833(7)                    *

George O. Deehan                                                  12,000(8)                    *

                                      -17-

                                                          Amount and Nature of
Name                                                      Beneficial Ownership       Percent of Class(1)
------------------------------------------------------  ------------------------  -------------------------
Stacy M. Riffe                                                    10,000(9)                    *

Rodney E. Bennett                                                  7,000(10)                   *

Joseph P. Stingone                                                 8,000(10)                   *

G. Steven Dawson                                                   7,000(10)                   *

Charles W. Wolcott                                                   --                        *

Charles D. Van Sickle                                                --                        *

All directors and executive officers as a group
     (8 persons)                                                 104,833                      1.0%

----------------
*     Beneficial ownership of less than 1% of the class is omitted.
(1)   The  percentages  of  shares  owned  provided  in the  table  is  based on
      10,516,600  shares  outstanding as of  [__________],  2006.  Percentage of beneficial  ownership by a person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares of common  stock  outstanding  as of such date and the number of  unissued  shares as to which  such  person has the right to acquire voting and/or investment power within 60 days.
(2)   Shares are beneficially owned by clients of NWQ Investment Management,  or
      NWQ, an investment advisor, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients. NWQ has the sole power to dispose of or to direct the disposition of 1,096,339 shares, and the sole power to vote or direct the vote of 1,040,039  shares.  Based solely on Schedule 13G/A dated April 12, 2006.
(3)   Western  Investment LLC, or WILLC,  Arthur D. Lipson,  Western  Investment
      Hedged Partners LP, or WIHP,  Western  Investment  Institutional  Partners
      LLC, a Delaware limited liability company, or WIIP, and Western Investment
      Activism  Partners LLC, or WIAP,  jointly  reported their stock ownership.
      Based solely on Schedule 13D/A filed May 3, 2006.
(4)   Thomas  Akin is the direct  beneficial  owner of 543,100  shares of common stock,  and is the managing general partner of Talkot Crossover Fund, L.P.
      (Fund),  which is the direct  beneficial owner of 423,400 shares of common stock.  By virtue of the  relationship  between Mr. Akin and the Fund, Mr.
      Akin may be deemed to possess indirect beneficial  ownership of the shares of common stock  beneficially  owned by the Fund. Based solely on Schedule
      13D filed September 27, 2005.
(5)   Mercury Real Estate Advisors LLC, a Delaware limited liability company and
      Messrs. Jarvis and MacLean jointly reported their stock ownership. Mercury
      Real Estate  Advisors LLC, is a registered  investment  adviser  ("Mercury
      Advisors"),  with  respect  to  Sunset  shares  held  by  Mercury  Special
      Situations  Fund LP,  Mercury  Special  Situations  Offshore  Fund,  Ltd.,
      Silvercrest Real Estate Fund, Silvercrest Real Estate Fund (International)
      and  Silvercreek  SAV LLC  (collectively,  the "Funds"),  of which Mercury
      Advisors  is the  investment  adviser.  Mercury  Advisors  has  investment discretion  with respect to the Sunset  shares held by the Funds.  Messrs.
      Jarvis and MacLean are the  Managing  Members of Mercury  Advisors.  Based
      solely on the Schedule 13G filed on May 4, 2006.
(6)   Teachers  Insurance  and Annuity  Association  of  America,  or TIAA holds
      303,820  shares  of  common  stock for the  benefit  of TIAA  Real  Estate
      Account,  a separate account of TIAA. In addition,  TIAA, as the parent of two registered investment advisers,  may be deemed to have indirect voting or  investment  discretion  over  318,479  shares of common stock that are beneficially  owned by three  registered  investment  companies  - College
      Retirement Equities Fund, or CREF,  TIAA-CREF  Institutional Mutual Funds,

                                      -18-

      or  Institutional  Funds,  and TIAA-CREF Life Funds, or Life Funds - whose investment advisers are TIAA-CREF Investment Management,  LLC (in the case of CREF) and Teachers Advisors,  Inc. (in the case of Institutional  Funds and Life Funds), both of which are wholly owned subsidiaries of TIAA. TIAA is reporting  the combined  holdings of these  entities for the purpose of administrative  convenience.  These  shares were  acquired in the ordinary course of  business,  and not with the  purpose of effect of  changing  or influencing control of the Company. TIAA should not be construed,  for the purpose of Sections 13 or 16 of the  Securities  Exchange Act of 1934,  as
      the beneficial  owner of these shares.  Based solely on Schedule 13G dated
      December 31, 2005.
(7)   Includes  options to purchase  33,333  shares of common  stock,  and 7,500 non-vested  restricted  shares.
(8)   Includes  options to  purchase  5,000  shares of common  stock,  and 5,000 non-vested restricted shares.
(9)   Includes 8,056 non-vested restricted shares. As vested through May 2006.
(10)  Includes options to purchase 5,000 shares of common stock.

                                      -19-

                                    IMPORTANT

         Tell your Board what you think!  Your vote is important.  No matter how many  Shares you own,  please give  Western  Investment  your proxy  AGAINST the
Company's Merger proposals by taking three steps:

         o        SIGNING the enclosed GREEN proxy card,

         o        DATING the enclosed GREEN proxy card, and

         o        MAILING the  enclosed  GREEN proxy card TODAY in the  envelope provided  (no  postage  is  required  if mailed in the  United
                  States).

         If any of your Shares are held in the name of a brokerage  firm,  bank, bank  nominee or other  institution,  only it can vote such Shares and only upon receipt of your specific  instructions.  Accordingly,  please contact the person responsible for your account and instruct that person to execute the GREEN proxy card  representing  your  Shares.  Western  Investment  urges you to  confirm in writing  your  instructions  to  Western  Investment  in care of  Innisfree  M&A
Incorporated  at the address  provided below so that Western  Investment will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you  have  any  questions  or  require  any  additional  information concerning this Proxy  Statement,  please contact  Innisfree M&A Incorporated at the address and phone numbers set forth below.

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022

                 STOCKHOLDERS CALL TOLL-FREE AT: (888) 750-5834
                BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

                     ADDITIONAL INFORMATION CAN BE FOUND AT:
                                WWW.FIXMYFUND.COM

                                                                GREEN PROXY CARD

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED __________, 2006

                        SUNSET FINANCIAL RESOURCES, INC.

                         SPECIAL MEETING OF STOCKHOLDERS

         THIS PROXY IS SOLICITED ON BEHALF OF WESTERN INVESTMENT HEDGED
                                   PARTNERS LP

           THE BOARD OF DIRECTORS OF SUNSET FINANCIAL RESOURCES, INC.
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

The undersigned  appoints Arthur D. Lipson and Michael Brinn,  and each of them, as the  undersigned's  attorneys and agents with full power of  substitution  to vote all  shares  of common  stock of  Sunset  Financial  Resources,  Inc.  (the
"Company") which the undersigned would be entitled to vote if personally present at the special  meeting of  stockholders  of the Company,  and  including at any adjournments or postponements  thereof and at any meeting called in lieu thereof
(the "Special Meeting").

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse  and  in  the  discretion  of  such  attorneys  and  proxies  and  their substitutes  with respect to any other  matters as may properly  come before the
Special  Meeting  that are unknown to Western  Investment  Hedged  Partners LP a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE,  THIS
PROXY WILL BE VOTED AGAINST PROPOSALS 1, 2 & 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Special Meeting.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

                                                                GREEN PROXY CARD

WESTERN INVESTMENT HEDGED PARTNERS LP RECOMMENDS A VOTE AGAINST PROPOSALS 1, 2 &
3.

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

(1)      The  Company's  proposal to approve  the  issuance of shares of Company common stock pursuant to the Agreement and Plan of Merger,  dated as of
         April 27, 2006, by and among the Company,  Alesco  Financial  Trust and
         Jaguar  Acquisition  Inc., a  wholly-owned  subsidiary  of the Company, pursuant to which Alesco will merge with and into  Jaguar,  Jaguar will remain a  wholly-owned  subsidiary  of the Company and all  outstanding shares of  beneficial  interest  of Alesco will be  converted  into the right to receive 1.26 shares of Company common stock:

                      FOR                  AGAINST                 ABSTAIN
                      [ ]                    [ ]                    [ ]

(2)      The Company's proposal to adopt a new long-term incentive plan:

                      FOR                  AGAINST                ABSTAIN
                      [ ]                    [ ]                    [ ]

(3)      The Company's  proposal to transact any other  business as may properly arise before the Special Meeting or any  adjournments or  postponements of the Special Meeting:

                      FOR                  AGAINST                ABSTAIN
                      [ ]                    [ ]                    [ ]

DATE:
      ------------------------------

------------------------------------
(Signature)

------------------------------------
(Signature, if held jointly)

------------------------------------
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC.  SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.